                                                                    EXHIBIT 99.1


                                 March 6, 2001



AROC Inc.
4200 East Skelly Drive, Suite 1000
Tulsa, Oklahoma  74135

Attention:  Mr. Paul Fenemore
                                     Re:  Appraisal - AROC Inc.
                                          All Properties
                                          SEC Case

Gentlemen:

In accordance with your request, we have prepared an appraisal of interests owned by AROC Inc. in leases located in the states of Alabama, Colorado, Louisiana, Mississippi, Montana, New Mexico, Oklahoma, Texas and Wyoming. The effective date of the appraisal is December 31, 2000; however, information that became available subsequent to the effective date was utilized in preparation of this report. The results are summarized as follows:

                                       ESTIMATED REMAINING
                                           NET RESERVES                           FUTURE NET REVENUE
                                    ---------------------------             -----------------------------------
          RESERVE                      Oil                Gas                                     Present Worth
       CLASSIFICATION               (Barrels)            (MCF)                Total                 Disc.@10%
---------------------------------------------------------------------------------------------------------------
Proved Developed
----------------
   Producing                        4,080,106         13,962,820            $137,403,359          $ 77,394,180
   Non-Producing                    5,643,394          2,356,922             120,129,148            57,877,918
   Behind-Pipe                        432,394          2,585,634              27,443,447             5,731,901

Proved Undeveloped
------------------
(Primary and Secondary)             3,035,154         26,794,936             238,779,828           149,134,547
                                   ----------         ----------            ------------          ------------

Total All Reserves                 13,191,048         45,700,312            $523,755,782          $290,138,546


Note:  Totals may not agree with schedules due to computer roundoff.



Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to the appraised interests from continued operation of the properties to depletion. It

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should not be construed as a fair market or trading value. No provision has been made for the cost of plugging and abandoning the properties or for the value of salvable equipment.

No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist. Neither has an attempt been made to determine whether the wells and facilities are in compliance with various governmental regulations, nor have costs been included in the event they are not.

This report contains various summaries. Summary forecasts of annual gross and net production, severance and ad valorem taxes, operating income, and net revenue by reserve type are included in Schedule No. 1. Schedule No. 2 is a sequential listing of the individual properties based on discounted future net revenue by reserve category. An alphabetical one-line summary of valuation by reserve category is shown on Schedule No. 3. A geographical one-line summary sorted by state by reserve category and lease is included as Schedule No. 4. Volume II contains the individual property cash flow projections sorted alphabetically by state.


CLASSIFICATION OF RESERVES
--------------------------

Reserves attributed to the appraised leases have been classified "proved developed producing," "proved developed non-producing," "proved developed behind-pipe," "proved undeveloped primary" and "proved undeveloped secondary."

Proved Developed Producing Reserves are those reserves expected to be recovered
-----------------------------------
from currently producing zones under continuation of present operating methods. This category may also include recently completed shut-in gas wells scheduled for connection to a pipeline in the near future.

Proved Developed Non-Producing Reserves are those reserves expected to be
---------------------------------------
recovered from zones capable of producing but which are shut-in because no market outlet exists at the present time or whose date of connection to a pipeline is uncertain.

Proved Developed Behind-Pipe Reserves are those reserves currently behind the
-------------------------------------
pipe in existing wells, which are considered proved by virtue of successful testing or production in offsetting wells.

Proved Undeveloped Primary Reserves are those reserves attributable to wells to
-----------------------------------
be drilled at locations which can be considered proved by virtue of favorable structural position and which can be anticipated with a high degree of certainty.

Proved Undeveloped Secondary Reserves are those reserves attributable to
-------------------------------------
undeveloped repressuring or pressure maintenance projects in zones whose reserves are considered proved by virtue of successful pilot projects or successful projects which involve those zones in the vicinity. Projects to which this category of reserves has been assigned are either in the process of formation or can be expected with a high degree of certainty to be formed in the near future.



ESTIMATION OF RESERVES
----------------------

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The majority of the appraised wells have been producing for a considerable length of time. Reserves attributable to wells with well-defined production and/or pressure decline trends were based upon extrapolation of those trends to an economic limit and/or abandonment pressure.

Reserves anticipated from new wells or wells to be drilled at undeveloped locations were based upon volumetric calculations or analogy with similar properties, which are producing from the same horizons in the respective areas. Structural position, net pay thickness, well productivity, gas-oil ratios, water production, pressures, and other pertinent factors were considered in the estimations of these reserves.

Reserves assigned to behind-pipe zones have been estimated based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.


FUTURE NET REVENUE
------------------

Oil Income
----------

Income from the sale of oil was estimated using the NYMEX December 31, 2000 price of $26.80 per barrel as provided by the staff of Aroc, Inc. This price was adjusted for historical differentials from NYMEX pricing for each lease and held constant throughout the life of each lease. Provisions were made for ad valorem and state severance taxes where applicable.

Gas Income
----------

Income from the sale of gas was based upon the December 31, 2000 NYMEX price of $9.775 per MMBTU for each well as provided by the staff of AROC, Inc. This price was adjusted for historical differentials from NYMEX pricing for each lease and held constant throughout the life of each lease. Adjustments were made for ad valorem and state severance taxes where applicable.

Operating Expenses
------------------

Operating expenses were based upon actual operating costs charged by the respective operators, as supplied by the staff of AROC Inc. These expenses were held constant throughout the life of each property.


Future Expenses
---------------

Future expenses were based upon estimates provided by the staff of AROC Inc. These expenses were held constant until the point in time in which they occur.


GENERAL
-------

Information upon which this appraisal has been based was furnished by the staff of AROC Inc. or was obtained by us from outside sources we consider to be reliable. This information is assumed to be correct. No attempt has been made to verify title or ownership of the appraised properties.

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

Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the majority of the wells was discussed with employees of AROC Inc.

This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will continue to be operated in a prudent manner under the same conditions existing at the present time. Actual production results and future well data may yield additional facts, not presently available to us, which will require an adjustment to our estimates.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

You should be aware that state regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimate may be based.

The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the appraised properties may vary from the estimates contained in this report.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.

This report is to be used only in its entirety. Individual cash flow projections are not to be distributed unless accompanied by this letter.

We appreciate this opportunity to be of service to you.

                                Very truly yours,

                                /s/ Lee Keeling and Associates, Inc.


                                LEE KEELING AND ASSOCIATES, INC.

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